EXHIBIT 99.1
Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)
2010 THIRD QUARTER REPORT
This announcement is made by China Life Insurance Company Limited pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The financial data of the Company for the third quarter of 2010 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to shareholders of the Company and shareholders’ equity attributable to shareholders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.
1.	Important Notice
1.1
The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statements or material omissions in this report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2
Of the eleven Directors of the Company, eight attended the Board Meeting. The Chairman and Executive Director Mr. Yang Chao, Executive Directors Mr. Wan Feng and Ms. Liu Yingqi, Non-executive Directors Mr. Miao Jianmin and Ms. Zhuang Zuojin, and Independent Non-executive Directors Mr. Ma Yongwei, Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh attended the meeting. Executive Director Mr. Lin Dairen, Non-executive Director Mr. Shi Guoqing and Independent Non-executive Director Mr. Sun Changji were absent and gave written authorization to Executive Director Mr. Wan Feng, Non-executive Director Ms. Zhuang Zuojin and Independent Non-executive Director Mr. Ma Yongwei to act as proxy to attend and vote in the meeting, respectively.

Commission File Number 001-31914
1.3
The Company’s 2010 third quarter financial report is unaudited. Unless otherwise stated, financial data for the corresponding period of 2009 were restated based on the changed accounting policies of the Company.

1.4
Mr. Yang Chao, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Ms. Hwei-Chung Shao, Chief Actuary and Mr. Yang Zheng, Head of the Financial Department, confirm that the financial reports in this 2010 third quarter report are true and complete.

2.	Basic Information of the Company
2.1	Major accounting data and financial indicators
(Currency: RMB)

			Increase/(decrease)
	As at	As at	compared to
	30 September 2010	31 December 2009	31 December 2009
Total assets (million)	1,372,735	1,226,257	11.9%
Shareholders’ equity attributable to shareholders of the Company (million)	206,598	211,072	-2.1%
Net assets per share attributable to shareholders of the Company (RMB per share)	7.31	7.47	-2.1%

		Increase/(decrease)
	For the nine months ended	compared to the
	30 September 2010	same period of 2009
Net cash flows from operating activities (million)	146,485	31.3%
Net cash flows per share from operating activities (RMB per share)	5.18	31.3%

					Increase/(decrease)
					compared to the
					same period of
		For the same period of 2009			2009 (from July to
	For the reporting	(from July to September)		For the nine	September,
	period (from July	After	Before	months ended	Compared with the
	to September)	restatement	restatement	30 September 2010	restated data)
Net profit attributable to shareholders of the Company (million)	6,911	6,681	5,954	24,945	3.4%
Basic earnings per share (RMB per share)	0.24	0.24	0.21	0.88	3.4%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.24	0.24	0.21	0.88	2.5%
Diluted earnings per share (RMB per share)	0.24	0.24	0.21	0.88	3.4%
Weighted average ROE (%)	3.47	3.48	3.97	11.76	A decrease of 0.01 percentage points
Weighted average ROE after deducting non-recurring items (%)	3.47	3.51	4.01	11.76	A decrease of 0.04 percentage points

Note:	Shareholders’ equity refers to shareholders’ equity attributable to shareholders of the Company, while net profit refers to net profit attributable to shareholders of the Company.

Commission File Number 001-31914
As at 30 September 2010, investment assets of the Company were RMB 1,283,964 million. For the nine months ended 30 September 2010, the gross investment yield was 3.65% (or 4.88% if annualized, the simple annualized gross investment yield = (the gross investment yield for the nine months ended 30 September 2010/273)×365), the surrender rate was 1.82%, and premiums earned reached RMB256,133 million (the restated data for the corresponding period of 2009 was RMB220,980 million), with a growth rate of 15.9%.
Deducting Non-recurring Items and Amount

RMB Million
For the nine months ended
Non-recurring items	30 September 2010
Gains/(losses) on disposal of non-current assets	15
Net non-operating income and expenses other than those mentioned above	(11)
Effect of income tax expenses	(1)
Total	3

Note:
As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair-value gains/(losses) from held-for-trading financial assets and liabilities, as well as investment income from the disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914
2.2	Total number of shareholders and the top ten shareholders not subject to trading restrictions as at the end of the reporting period
Unit: Share

The total number of shareholders as at the end of the reporting period	Number of A shareholders: 266,223 Number of H shareholders: 36,760
Particulars of the top ten shareholders of listed shares not subject to trading restrictions

	Number of listed shares
	not subject to trading
	restrictions held as at the
Name of shareholders (Full name)	end of the reporting period	Type
China Life Insurance (Group) Company	19,323,530,000	A shares
HKSCC Nominees Limited	7,253,281,578	H shares
State Development and Investment Co., Ltd	49,800,000	A shares
China National Investment & Guaranty Co., Ltd	29,600,014	A shares
MORGAN STANLEY & CO. INTERNATIONAL PLC.	28,029,016	A shares
UBS AG	27,333,739	A shares
China Everbright Bank Co. Ltd.-Everbright Pramerica Qualification Core Securities Investment Fund	22,858,859	A shares
Bank of China-Dacheng Blue Chip Steady Securities Investment Fund	22,350,723	A shares
Guotai Jun’an-China Construction Bank-The Hongkong and Shanghai Banking Corporation Limited	21,578,101	A shares
China Pacific Life Insurance Co., Ltd.-Tradition-Ordinary Insurance Products	20,332,882	A shares
3.	Significant Events
3.1	Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company

☑ Applicable	☐ Not applicable

Commission File Number 001-31914
(1) Changes in key financial indicators and their reasons

	RMB million
	As at	As at
Key Financial	30 September	31 December	Increase/
Indicators	2010	2009	(decrease)	Main reasons
Total assets	1,372,735	1,226,257	11.9%	Accumulation of insurance business assets
Total liabilities	1,164,411	1,013,481	14.9%	Increase in insurance reserves
Shareholders’ equity attributable to shareholders of the Company	206,598	211,072	-2.1%	Distribution of cash dividends and decrease in unrealized gains of financial assets (available-for-sale) resulting from the fluctuation in the capital markets

	RMB million
	For the nine	For the nine
	months ended	months ended
Key	30 September	30 September	Increase/
Financial Indicators	2010	2009	(decrease)	Main reasons
Operating profit	30,118	29,986	0.4%	Slowdown in the profit growth resulting from the circumstance of the capital market
Net profit attributable to shareholders of the Company	24,945	23,476	6.3%	The steady operation and business development of the Company

Commission File Number 001-31914
(2) Material changes in major accounting items and their reasons

	RMB million
	As at	As at
Key Financial	30 September	31 December	Increase/
Indicators	2010	2009	(decrease)	Main reasons
Interest receivables	20,419	14,199	43.8%	Increase in the volume of negotiated deposits, and increase in the interest rate of part of new negotiated deposits
Premiums receivables	11,320	6,818	66.0%	Accumulation of renewal premiums receivables
Policy loans	21,762	13,831	57.3%	Increase in the demands of policy loans by policyholders
Other receivables	11,643	1,892	515.4%	Increase in investment receivables
Long-term equity investments	20,656	8,470	143.9%	Increase in investments to associates
Financial assets sold under agreement to repurchase	16,369	33,553	-51.2%	The Company’s cash management requirement
Claims payable	8,071	5,721	41.1%	Increase in payable maturity benefits
Reserve Fund	25,682	18,490	38.9%	Appropriation of discretionary surplus reserve fund

	RMB million
	For the nine	For the nine
	months ended	months ended
Key Financial	30 September	30 September	Increase/
Indicators	2010	2009	(decrease)	Main reasons
Unearned premium reserves	613	1,545	-60.3%	The variation of the pace of development of short-term insurance business
Share of results of associates	1,419	735	93.1%	Increase in net profit of associates
Fair value gains/(losses)	133	1,184	-88.8%	Impact of capital market fluctuation
Increase in insurance contracts reserve	169,039	127,917	32.1%	Increase in premiums volume and decrease in claims payment
Impairment losses	957	2,349	-59.3%	Decrease in assets which meet the condition of impairment losses
Other comprehensive income/(losses)	(9,642)	(200)	4721.0%	Decrease in unrealized gains of financial assets (available-for-sale) resulting from the fluctuation in the capital markets
3.2	Explanation and analysis of significant events and their impacts and solutions

☐ Applicable	☑ Not applicable

Commission File Number 001-31914
3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

☑ Applicable	☐ Not applicable
Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.
3.4
Warnings and explanation for any significant changes in net profit or cumulative losses from the beginning of the year to the end of the next reporting period as compared to the same period of last year

☐ Applicable	☑ Not applicable
3.5	The implementation of cash dividend policy during the reporting period

☐ Applicable	☑ Not applicable
This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh
Hong Kong, 28 October 2010

Commission File Number 001-31914
4.	Appendix
4.1	Balance sheet as at 30 September 2010 (unaudited)

	RMB million (Unless otherwise stated)
	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2010	2009	2010	2009
ASSETS	Group	Group	Company	Company

Assets
Cash fund	39,275	36,176	39,048	35,561
Held-for-trading financial assets	9,046	9,102	8,937	9,082
Securities purchased under agreements to resell	1,100	—	1,100	—
Interest receivables	20,419	14,199	20,338	14,111
Premiums receivables	11,320	6,818	11,320	6,818
Receivables from reinsurers	34	17	34	17
Unearned premium reserves receivable from reinsurers	46	83	46	83
Claim reserves receivable from reinsurers	43	31	43	31
Reserves for life insurance receivables from reinsurers	18	9	18	9
Reserves for long-term health insurance receivables from reinsurers	694	692	694	692
Policy loans	21,762	13,831	21,762	13,831
Debt plan investments	10,820	9,250	10,700	9,200
Other receivables	11,643	1,892	11,768	1,846
Term deposits	428,283	344,983	426,950	343,483
Available-for-sale financial assets	524,757	517,499	521,194	514,055
Held-to-maturity investments	242,768	235,099	242,762	235,092
Long-term equity investments	20,656	8,470	24,521	12,335
Statutory deposits	6,153	6,153	5,653	5,653
Constructions in progress	1,785	3,536	1,785	3,336
Fixed assets	15,943	13,511	15,428	13,184
Intangible assets	3,715	3,402	3,688	3,372
Other assets	2,366	1,452	2,362	1,447
Separate account assets	89	52	89	52

Total Assets	1,372,735	1,226,257	1,370,240	1,223,290

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of Financial Department

Commission File Number 001-31914
4.1	Balance sheet as at 30 September 2010 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2010	2009	2010	2009
LIABILITIES AND EQUITY	Group	Group	Company	Company

Liabilities
Financial assets sold under agreements to repurchase	16,369	33,553	16,079	32,810
Premiums received in advance	1,949	1,804	1,949	1,804
Brokerage and commission payable	1,991	1,320	1,991	1,320
Reinsurance payable	37	30	37	30
Salary and welfare payable	2,925	4,447	2,755	4,287
Taxes payable	201	4,206	177	4,195
Dividends payable	111	—	—	—
Claims payable	8,071	5,721	8,071	5,721
Policyholder dividends payable	56,002	54,587	56,002	54,587
Other payable	2,223	3,078	2,346	3,074
Policyholder deposits	69,278	67,274	69,278	67,274
Unearned premium reserves	6,573	5,997	6,573	5,997
Claim reserves	2,985	2,944	2,985	2,944
Reserves for life insurance	970,273	802,895	970,273	802,895
Reserves for long-term health insurance	7,947	6,328	7,947	6,328
Deferred tax liabilities	14,010	16,361	14,024	16,377
Other liabilities	3,377	2,884	3,377	2,882
Separate account liabilities	89	52	89	52

Total liabilities	1,164,411	1,013,481	1,163,953	1,012,577

Shareholders’ equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	65,028	74,662	64,980	74,598
Reserve fund	25,682	18,490	25,634	18,442
General reserve	9,636	9,636	9,636	9,636
Retained earnings	77,988	80,020	77,772	79,772
Exchange differences from translating foreign operating	(1)	(1)	—	—

Total equity attributable to shareholders of the Company	206,598	211,072	206,287	210,713

Minority interests	1,726	1,704	—	—

Total shareholders’ equity	208,324	212,776	206,287	210,713

Total liabilities and shareholders’ equity	1,372,735	1,226,257	1,370,240	1,223,290

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of Financial Department

Commission File Number 001-31914
4.2	Income statement for the third quarter of 2010 (unaudited)

	RMB million (Unless otherwise stated)
	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2010	2009	2010	2009
	Group	Group	Company	Company
		(Restated)		(Restated)

1. Operating income	305,567	273,404	305,318	273,235
Premiums earned	256,133	220,980	256,133	220,980
Premium income	256,866	222,626	256,866	222,626
Including: reinsurance premium income	—	1	—	1
Less: Premiums ceded to reinsurers	(120)	(101)	(120)	(101)
Unearned premium reserves	(613)	(1,545)	(613)	(1,545)
Investment income	47,403	49,489	47,386	49,465
Including: share of results of associates	1,419	735	1,419	735
Fair value gains/(losses)	133	1,184	129	1,183
Foreign exchange gains/(losses)	(189)	(27)	(188)	(27)
Other operating income	2,087	1,778	1,858	1,634
2. Operating expenses	(275,449)	(243,418)	(275,447)	(243,471)
Surrenders	(19,220)	(18,774)	(19,220)	(18,774)
Claims expense	(40,391)	(50,287)	(40,391)	(50,287)
Less: claims recoverable from reinsurers	68	74	68	74
Increase in insurance contracts reserve	(169,039)	(127,917)	(169,039)	(127,917)
Less: insurance reserves recoverable from reinsurers	23	—	23	—
Policyholder dividends	(9,152)	(10,975)	(9,152)	(10,975)
Business tax and surcharges expense	(1,018)	(950)	(977)	(916)
Underwriting and policy acquisition costs	(20,236)	(17,501)	(20,236)	(17,501)
Administrative expenses	(12,914)	(12,475)	(12,491)	(12,165)
Less: expenses recoverable from reinsurers	29	(29)	29	(29)
Other operating expenses	(2,642)	(2,235)	(3,104)	(2,632)
Impairment losses	(957)	(2,349)	(957)	(2,349)
3. Operating profit	30,118	29,986	29,871	29,764
Add: Non-operating income	40	35	40	69
Less: Non-operating expenses	(36)	(148)	(35)	(148)
4. Net profit before income tax expenses	30,122	29,873	29,876	29,685
Less: Income tax expenses	(5,036)	(6,271)	(4,899)	(6,176)
5. Net profit	25,086	23,602	24,977	23,509
6. Attributable to:
- shareholders of the Company	24,945	23,476
- minority interests	141	126
7. Earnings per share
Basic earnings per share	RMB0.88	RMB0.83
Diluted earnings per share	RMB0.88	RMB0.83
8. Other Comprehensive income/(losses)	(9,642)	(200)	(9,618)	(194)
9. Total Comprehensive income/(losses)	15,444	23,402	15,359	23,315
- shareholders of the Company	15,311	23,274
- minority interests	133	128

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of Financial Department

Commission File Number 001-31914
4.2	Income statement for the third quarter of 2010 (unaudited) (continue)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 30 September		ended 30 September
	2010	2009	2010	2009
	Group	Group	Company	Company
		(Restated)		(Restated)

1. Operating income	88,907	74,935	88,756	74,805
Premiums earned	72,544	58,987	72,544	58,987
Premium income	73,252	60,166	73,252	60,166
Including: reinsurance premium income	—	—	—	—
Less: Premiums ceded to reinsurers	(30)	(37)	(30)	(37)
Unearned premium reserves	(678)	(1,142)	(678)	(1,142)
Investment income	15,032	15,665	14,978	15,605
Including: share of results of associates	349	268	349	268
Fair value gains/(losses)	515	(339)	510	(339)
Foreign exchange gains/(losses)	(110)	(15)	(110)	(15)
Other operating income	926	637	834	567
2. Operating expenses	(80,390)	(66,566)	(80,394)	(66,633)
Surrenders	(6,410)	(5,465)	(6,410)	(5,465)
Claims expense	(12,446)	(10,990)	(12,446)	(10,990)
Less: claims recoverable from reinsurers	14	27	14	27
Increase in insurance contracts reserve	(46,420)	(36,731)	(46,420)	(36,731)
Less: insurance reserves recoverable from reinsurers	18	(5)	18	(5)
Policyholder dividends	(2,957)	(2,979)	(2,957)	(2,979)
Business tax and surcharges expense	(295)	(362)	(280)	(347)
Underwriting and policy acquisition costs	(6,274)	(5,212)	(6,274)	(5,212)
Administrative expenses	(4,152)	(4,044)	(4,009)	(3,960)
Less: expenses recoverable from reinsurers	11	6	11	6
Other operating expenses	(842)	(747)	(1,004)	(913)
Impairment losses	(637)	(64)	(637)	(64)
3. Operating profit	8,517	8,369	8,362	8,172
Add: Non-operating income	11	22	11	13
Less: Non-operating expenses	(9)	(103)	(9)	(103)
4. Net profit before income tax expenses	8,519	8,288	8,364	8,082
Less: Income tax expenses	(1,548)	(1,543)	(1,505)	(1,484)
5. Net profit	6,971	6,745	6,859	6,598
6. Attributable to:
- shareholders of the Company	6,911	6,681
- minority interests	60	64
7. Earnings per share
Basic earnings per share	RMB0.24	RMB0.24
Diluted earnings per share	RMB0.24	RMB0.24
8. Other Comprehensive income/(losses)	7,954	(9,743)	7,908	(9,707)
9. Total Comprehensive income/(losses)	14,925	(2,998)	14,767	(3,109)
- shareholders of the Company	14,859	(3,057)
- minority interests	66	59

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of Financial Department

Commission File Number 001-31914
4.3	Cash flow statement for the third quarter of 2010 (unaudited)

	RMB million (Unless otherwise stated)
	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2010	2009	2010	2009
	Group	Group	Company	Company
		(Restated)		(Restated)

1. Cash flows from operating activities
Premiums received	252,295	218,843	252,295	218,843
Net cash from reinsurance business	—	70	—	70
Net increase in policyholder deposits	1,060	—	1,060	—
Net cash from securities at fair value through income	—	1,724	—	1,695
Cash received from other operating activities	1,626	1,472	981	1,436

Sub-total of cash inflows from operating activities	254,981	222,109	254,336	222,044

Cash paid for claims	(57,272)	(68,124)	(57,272)	(68,124)
Net cash paid for reinsurance business	(33)	—	(33)	—
Net decrease in policyholder deposits	—	(1,245)	—	(1,245)
Cash paid for brokerage and commission fees	(19,565)	(17,654)	(19,565)	(17,654)
Cash paid for policyholder dividends	(5,445)	(5,758)	(5,445)	(5,758)
Cash paid to and for employees	(6,986)	(5,882)	(6,788)	(5,715)
Net cash paid for securities at fair value through income	(107)	—	(98)	—
Cash paid for taxes and surcharges	(11,305)	(5,137)	(11,137)	(5,043)
Cash paid for other operating activities	(7,783)	(6,760)	(7,540)	(7,004)

Sub-total of cash outflows from operating activities	(108,496)	(110,560)	(107,878)	(110,543)

Net cash flows from operating activities	146,485	111,549	146,458	111,501

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of Financial Department

Commission File Number 001-31914
4.3	Cash flow statement for the third quarter of 2010 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2010	2009	2010	2009
	Group	Group	Company	Company
		(Restated)		(Restated)

2. Cash flows from investing activities
Cash received from sales and redemption of investments	178,394	217,795	175,361	215,402
Cash received from investment income	31,127	30,144	30,985	30,027
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	102	107	58	315

Sub-total of cash inflows from investing activities	209,623	248,046	206,404	245,744

Cash paid for investments	(304,522)	(306,428)	(301,406)	(304,163)
Net increase in policy loans	(7,288)	(3,489)	(7,288)	(3,489)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(2,913)	(993)	(2,852)	(980)
Net cash paid for securities purchased under agreements to resell	(1,023)	(7,365)	(1,023)	(7,365)

Sub-total of cash outflows from investing activities	(315,746)	(318,275)	(312,569)	(315,997)

Net cash flows from investing activities	(106,123)	(70,229)	(106,165)	(70,253)

Commission File Number 001-31914
4.3	Cash flow statement for the third quarter of 2010 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2010	2009	2010	2009
	Group	Group	Company	Company
		(Restated)		(Restated)

3. Cash flows from financing activities
Cash received from capital contributions	—	720	—	—

Sub-total of cash inflows from financing activities	—	720	—	—

Net cash paid for securities sold under agreements to repurchase	(17,371)	(11,047)	(16,915)	(11,251)
Cash paid for dividends and interest	(19,785)	(6,761)	(19,785)	(6,501)

Sub-total of cash outflows from financing activities	(37,156)	(17,808)	(36,700)	(17,752)

Net cash flows from financing activities	(37,156)	(17,088)	(36,700)	(17,752)

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(108)	(26)	(107)	(26)

5. Net increase/(decrease) in cash and cash equivalents	3,098	24,206	3,486	23,470

Add: Opening balance of cash and cash equivalents	36,197	34,085	35,582	33,934

6. Closing balance of cash and cash equivalents	39,295	58,291	39,068	57,404

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of Financial Department